

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Biggs C. Porter
Executive Vice President and Chief Financial Officer
MAXAR TECHNOLOGIES INC.
1300 W. 120th Avenue
Westminster, CO 80234

      Re: MAXAR TECHNOLOGIES INC.
              Form 10-Q for the quarter ended September 30, 2019
              Exhibit No. 10.1 – 1 Modification P00064 to Contract #HM021010CN002
              Filed November 4, 2019
              File No. 001-38228

Dear Mr. Porter:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                             Sincerely,

                             Division of Corporation Finance